Exhibit 10.6

Summary of Sales Agency Agreement

[unofficial translation]

Parties:

Changda Fertilizer

China Post (Shandong), Dongying Branch

Date: On December 21, 2009

Material Terms:

Changda Fertilizer hereby authorizes China Post-Dongying Branch to be the Sales agent for its Fengtaiwosida Brand compound fertilizers in Dongying area. Each order made by China Post-Dongying Branch shall be within the scope of 5% of 30,000 tons. The authorization is valid from January 1, 2010 through December 31, 2010. China Post-Dongying Branch shall sell the products in the market at a price decided by Changda Fertilizer. Changda Fertilizer may terminate the Sales Agency Agreement in the event that China Post-Dongying Branch fails to sell 70% of target sales for two consecutive quarters.

代理销售协议书

甲方：**潍坊昌大肥料有限公司**

乙方：**山东中邮物流有限公司东营分公司**

经甲、乙双方协商，本着互惠互利、共同发展的原则，就丰泰沃思达牌复合肥代理销售事宜达成协议如下：

一、销售区域

甲方授权乙方在东营区域为指定代理销售商。

乙方绝对不能跨区域销售，如出现串货现象，因此而造成的损失由乙方全部承担。

二、授权期限

2010 年 1 月 1 日至 2010 年 12 月 31 日。

三、销售品种及数量

1、订单品种：甲方生产的复合肥所有品种；

2、订单数量：30000 吨，订单数量允许上下浮动 5%。

四、质量标准

1、甲方复合肥质量应符合 GB15063-2001 标准，甲方有义务提供相关有法律效力的证明文件；

2、如出现严重质量问题，乙方可以将商品退给甲方或更换同等金额的其他肥料，造成的经济损失由甲方承担；

3、甲方在接到乙方质量异议书面通知后，必须在十日内予以处理，否则视为默认乙方提出的异议。

五、甲方的权利和义务

1、甲方所提供产品"丰泰沃思达"牌复合肥的质量和包装符合国家法律法规的规定，不得以假充真，以次充好。

甲方保证对其"丰泰沃思达"牌复合肥产品享有完全的所有权和知识产权，

如果甲方的"丰泰沃思达"牌复合肥产品涉嫌侵权，则甲方应当承担全部的经济、法律责任并赔偿由此给乙方造成的全部损失。

2、甲方严格履行本合同及其附件并承担相应责任，在保证"丰泰沃思达"牌复合肥质量的同时及时足量供应，但不可抗力的意外事故除外。

3、甲方提供"丰泰沃思达"牌复合肥合法的有效文件及相关产品资料，其中包括中华人民共和国相关部门颁发的生产许可证、农肥登记证等所需文件。

4、为更好地开展业务，甲方应向乙方无偿提供产品的宣传页等营销辅助材料，并协助乙方搞好肥料的销售工作，具体宣传方案另行制定。

5、甲方承担国家职能部门对产品不定期抽检所需费用。

6、乙方因销售不利，连续两个季度完不成季度销售目标的 70%，甲方有权在上述地区重新选定代理商，同时合同因此而终止。

六、乙方的权利和义务

1、乙方负责运作区域经销商的确定、销售网络开发、建设和管理、货款的结算和回收。

2、乙方组织宣传甲方产品，代理甲方拓展业务，帮助甲方扩大产品的市场占有率。

3、乙方指定专人负责甲方产品技术咨询和农化服务工作。

4、乙方必须提前 1-2 个月向甲方如实提报肥料销售计划，如品种及数量，否则，因此而出现的断货和造成甲方库存的积压损失由乙方承担。

5、乙方必须按双方协商确定的零售价格销售，不经甲方同意不得随意调整。

七、销售方式及销售价格

1、销售方式：实行区域代理制。

2、销售价格：甲方以出厂价格供应乙方，乙方按照甲方规定的市场价格进行销售。

3、价格变动：如遇原料价格大幅涨跌，涨跌幅度 5%以上时，出厂价格随之调整，在调整时甲方提前三天以电话或书面的形式通知乙方。

八、包装及运输

1、包装： 50kg 塑料编织袋；

2、运输：乙方自提，考虑到乙方各分公司比较多，运费统一规定每吨 90 元，由甲方承担。

3、乙方查验数量和包装，无异议签收；如发现数量不符或包装破损应在清单上注明，并及时电话或传真通知甲方，由甲方在接到通知一周内将货补齐。

九、损耗标准及计算方法

乙方负责运输，在运输过程中的湿润、破损、短件由乙方承担。

十、结算方式

现款提货；

不能现款提货时，货款必须在 60 天内结清。

十一、其他

1、本协议在履行过程中出现争议，甲乙双方协商解决，双方协商不能解决的，由人民法院仲裁；

2、本协议一式两份，甲乙双方各执一份；

3、本协议双方签字盖章后生效。

甲方：潍坊昌大肥料有限公司　　乙方：山东中邮物流有限责任公司东营分公司

代表：　　代表：

日期：2009 年 12 月 21 日　　　　日期：2009 年 12 月 21 日